Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965


December 10, 2001, as amended


NEWMONT + NORMANDY + FRANCO-NEVADA =


THE NEW GOLD STANDARD FOR THE 21ST CENTURY




[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]


REVISED BID FOR NORMANDY
--------------------------------------------------------------------------------

o  REVISED OFFER OF A$1.90 PER NORMANDY SHARE (1)
        -  0.0385 shares of Newmont
        -  Cash payment of A$0.40 per share

o CASH OF 40 CENTS OF US $369 MILLION (1), (2) TO BE PAID USING UNDRAWN CREDIT FACILITIES

o  RECOMMENDATION BY NORMANDY BOARD

o  TERMS OF FRANCO-NEVADA TRANSACTION UNCHANGED

(1) Market data as of 7 December 2001
(2) Based on 80.1% of Normandy shares reflecting Franco-Nevada interest

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

COMPELLING TRANSACTIONS FOR NEWMONT
--------------------------------------------------------------------------------

o  ACCRETIVE TO EARNINGS, NAV AND FREE CASH FLOW

o  SIGNIFICANT UPSIDE AT NORMANDY PROPERTIES

o  SUCCESSFUL COMPLETION OF AMC EQUITY OFFERING

o  BALANCED POLITICAL RISK PROFILE

o  STRENGTHENS NEWMONT CAPITAL STRUCTURE

o  MAINTAINS LEVERAGE TO GOLD

o  PROVIDES FURTHER GROWTH OPPORTUNITIES

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

CREATING THE NEW GOLD STANDARD
--------------------------------------------------------------------------------


         LEVERAGE
        TO RISING
        GOLD PRICE
             ^                       LARGEST NON-HEDGED GOLD PRODUCER
             |                       PROVIDES SHAREHOLDERS MOST UPSIDE TO GOLD
             |
             |
             |                       DEVELOPMENT PROJECTS TO ADD UPSIDE
             |                       LEVERAGE
             |                       o Phoenix, Martabe, Akim, Yamfo,
             |                         Boddington, Martha
             |                         Total: 26.8 million ozs
             |
             |
             |                       MERCHANT BANKING WEALTH CREATION
             |                       o Property synergies  o Royalty creation
             |                       o Asset disposal      o Exploration
             |                                               94,000 sq. km.
             |
             |                      WORLD CLASS CORE PROPERTIES WITH LOW CASH
             |                      COSTS
             |                      o Nevada, Yanacocha, Batu Hijau, Western
             |                        Australia
             |
             |                      ROYALTY CASH FLOW  /   STRONG BALANCE
             |                      AS NATURAL HEDGE   /   SHEET
             |                      AGAINST LOW GOLD   /
             |                      PRICE              /
             V
         STABILITY AT
       LOWER GOLD PRICES

                                                          [graphic of gold bars]

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

NORMANDY SHAREHOLDERS BECOME PART OF:
THE NEW INDUSTRY LEADER...
--------------------------------------------------------------------------------

                                     [Graph]
                          2001E production (MM oz.) v.
                        Enterprise value (US$ millions) (3)
            (Size of circles proportionate to reported gold reserves)

                                   2001E Production          Enterprise Value

Gold Fields       [Medium Circle]        3.7 MM oz.             2,075.7  million

Placer Dome       [Small Circle]         2.9 MM oz.             4,120    million

AngloGold (2)    [Medium Circle]        5.8 MM oz.             4,500.6  million

Barrick/Homestake [Medium Circle]        6.1 MM oz.             8,469.7  million

Newmont PF (1)    [Large Circle]         8.2 MM oz.             9,800    million

Others            [random dots]          [<2 MM oz.]           [<2,000 milllion]


o    LEADING NON-HEDGING PRODUCER
o    ONLY SUBSTANTIAL USA GOLD COMPANY



Source: Public filings
(1) Reflects the sum of Newmont, Normandy and Franco-Nevada enterprise values as of 9 November 2001; includes production attributable to Franco-Nevada's share of Echo Bay
(2)  AngloGold's reserves assume sale of Free State assets
(3) Enterprise value represents market capitalization plus net debt, minority interests and preferred stock

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

 ...WITH THE INDUSTRY'S MOST ATTRACTIVE ASSET PORTFOLIO
--------------------------------------------------------------------------------

[World map marked to show the following combined gold interests:

Core Operations:
Midas, Nevada
Carlin, Nevada
Phoenix, Nevada
Lone Tree, Nevada
Twin CreekS, Nevada
Yanacocha
Tanami
Yandal
Kalgoorlie
Batu Hijau

Strategic Operations:
Yamfo-Sefwi
Akim
Zarafshan
Martabe
Martha
Pajingo/Vera-Nancy

Others:
New Britannia
Musslewhite
Holloway
Golden Giant
Mesquite
La Herradura
Kori Kollo
La Coipa
Crixas
Paracatu
Ovacik
Minahasa
Boddington
Australian Magnesium Corporation]

MAJOR DISTRICT RESERVE BASE:
NEVADA                 34MM OZ.
YANACOCHA              19MM OZ.
WESTERN AUSTRALIA      14MM OZ.
                       -------
TOTAL                  67MM OZ.
                       69% OF RESERVES

          LARGEST GLOBAL LAND POSITION = 94,000 SQ.MI./244,000 SQ. KM

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

BALANCED POLITICAL RISK PORTFOLIO
--------------------------------------------------------------------------------

NEWMONT PF PRODUCTION (8 MILLION OZ.)

[Pie Chart depicting:

U.S./Canada [U.S. and Canadian flags] 46%
Australia [Australian flag]           25%
South America                         16%
Other                                 13%]

NEWMONT PF RESERVES (97 MILLION OZ.)

[Pie Chart depicting:

U.S./Canada [U.S. and Canadian flags] 43%
Australia [Australian flag]           18%
South America                         23%
Other                                 16%]

 PRO FORMA FOR THE TRANSACTIONS, APPROXIMATELY 70% OF NEWMONT'S PRODUCTION (1),
     (2) AND 60% OF RESERVES (2) WILL BE IN COUNTRIES RATED AAA (3) BY S&P


Source: Public filings
(1) Last twelve months ended 30 September 2001
(2) Includes production and reserves attributable to Franco-Nevada and Echo Bay
(3) S&P local currency credit rating

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]


NEWMONT WILL HAVE SIGNIFICANT FINANCIAL FLEXIBILITY
--------------------------------------------------------------------------------

o COMBINED COMPANY WILL HAVE APPROXIMATELY $380 MILLION IN CASH AND SHORT TERM INVESTMENTS (AFTER PAYMENT OF THE A$0.40 PER ORDINARY SHARE TO NORMANDY SHAREHOLDERS AND TRANSACTION COSTS OF ESTIMATED US $90MM)

o  OPPORTUNITY TO RATIONALIZE ASSET PORTFOLIO OVER TIME

o STRONG CASH FLOW GENERATION ALLOWS FOR CONTINUED DEBT REDUCTION, EVEN AT CURRENT GOLD PRICES


NET DEBT/NET BOOK CAPITALIZATION (1)
[Bar graph depicting

9/30/01 Actual          41%
9/30/01 Pro Forma       23%]

Note: balance sheet as of 30 September 2001; pro forma net of transaction adjustments
(1) Net book capitalization defined as net debt plus minority interest plus book equity plus preferred stock

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]


#1 IN EBITDA
--------------------------------------------------------------------------------

NOT VULNERABLE TO DROP IN HEDGING CASH FLOW OR POTENTIAL HEDGING LOSSES

LAST TWELVE MONTHS EBITDA

[Bar graph depicting:

EBITDA in US$ millions
                                             EBITDA  Hedge gain (2)   Total
[U.S. flag]            Newmont PF             938      34.6             972
[Canadian flag]        Barrick/Homestake      461       321             782
[South African flag]   AngloGold (1)          440       193             633
[Canadian flag]        Placer Dome            291       165             456
[South African flag]   Gold Fields            236        -3             233]

Source: Public filings; EBITDA defined as revenue less: cost of sale (excluding DD&A), SG&A, exploration and research and other operating expenses; Franco-Nevada revenue includes interest income
(1) AngloGold EBITDA includes Free State (approximately $55MM), EBITDA excluding Free State is approximately $578MM
(2) Hedge gain = Last twelve months production multiplied by the result of last twelve months realized gold price less last twelve months average spot gold price.

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

TRADING LIQUIDITY
--------------------------------------------------------------------------------

[Bar Graph depicting:

AVERAGE DAILY DOLLAR TRADING VOLUME (1) vs. US$ MILLIONS

[U.S. flag]             Newmont PF (2)           62
[Canadian flag]         Barrick/Homestake (3)    58
[Canadian flag]         Placer Dome              33
[South African flag]    AngloGold                15
[South African flag]    Gold Fields               7]

Source: Bloomberg
(1) Average daily trading volume for the six-month period ending 9 November 2001
(2) Aggregate average daily US dollar volume is based on trading of Newmont, Normandy and Franco-Nevada
(3) ABX/HM combined average daily volume presented is for the six months prior to their merger announcement given substantial post-announcement arbitrage activity

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

NEWMONT WILL REALIZE SIGNIFICANT OPERATING SYNERGIES
--------------------------------------------------------------------------------

o  G&A

o  EXPLORATION AND DEVELOPMENT

o  OPERATIONS/PROCUREMENT

o  INTEREST SAVINGS

o  NET TAX SYNERGIES

TOTAL SYNERGIES IN THE SECOND YEAR ARE EXPECTED TO BE US$80-90 MILLION

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

COMPLEMENTARY STRENGTHS
--------------------------------------------------------------------------------

[Pie chart depicting:
[Newmont logo]       Newmont Mining Corporation        0.33
                        o  Global operations
                        o  Development expertise
                        o  Proven integration history

[Franco-Nevada logo] Franco-Nevada   0.33
                        o  Merchant banking expertise
                        o  Corporate development skills
                        o  Royalty interests

[Normandy logo]      Normandy        0.33
                        o  Strong Australian position
                        o  Exploration and development properties]


    LEVERAGING COMPLEMENTARY ASSETS AND SKILLS TO DELIVER SHAREHOLDER VALUE

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]


FRANCO-NEVADA HAS GENERATED SIGNIFICANT SHAREHOLDER VALUE
--------------------------------------------------------------------------------

EXPERTISE                                                        RESULTS
o  EXPERIENCED MANAGEMENT TEAM WITH A PROVEN RECORD OF           O  $1,000 INVESTED IN FRANCO-NEVADA'S 1983 IPO IS NOW WORTH
   CONSISTENTLY CREATING SUPERIOR RETURNS FOR SHAREHOLDERS          $556,000 (1) - A 38% COMPOUNDED ANNUAL RATE OF RETURN

o  STRONG BALANCE SHEET AND INVESTMENT PORTFOLIO                 o  TEN YEAR PRICE APPRECIATION OF 350% (VERSUS 8% FOR THE TSE GOLD
   - Over US$850 million in cash and investments, not               AND PRECIOUS MINERALS INDEX) PLUS A FURTHER 33% FROM CUMULATIVE
     including Normandy                                             DIVIDENDS


o  HIGH MARGIN (95% OPERATING MARGIN) AND LOW RISK ROYALTY       O  AVERAGE RETURN ON EQUITY OF 14.9% FROM 1991 THROUGH 2000 --
   BUSINESS - PARTICIPATION IN SOME OF THE BEST GOLD AND            ALMOST 50% GREATER THAN ANY OTHER NORTH AMERICAN GOLD COMPANY
   PRECIOUS METALS MINES IN THE WORLD.

O  RECENT VALUE-ENHANCING DEALS INCLUDE:
   - Trade of Midas mine for cash and 19.99% ownership of Normandy
   -  Purchase of 14.1% of Aber Resources for C$69.5 million
      (current market value C$167million)
   - Conversion of Echo Bay capital securities into 49.5% common interest


<F1>
(1) As of 9 November 2001


[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

A SHARED BELIEF IN THE FUTURE OF GOLD
--------------------------------------------------------------------------------

o    MINE SUPPLY IS DECREASING

o    PRODUCER HEDGING IS DECREASIG

     -    Contango is falling

     -    Producers are unwinding
          hedge books

o    UNCERTAIN GLOBAL FINANCIAL
     MARKETS ONCE AGAIN TURNING
     ATTENTION TO GOLD

     -    Investment demand is rising

     -    Portfolio diversification
          strategies



[LINE GRAPH SHOWING S&P 500 INDEX/GOLD PRICE FOR THE YEARS FROM 1871 TO
2001 (IN FIVE YEAR INCREMENTS) STARTING WITH APPROXIMATELY 1.5 US$/OZ.
AND ENDING WITH APPROXIMATELY 18.5 US$/OZ, INCLUDING A 1998 PEAK AT 25 US$/OZ., APPROXIMATELY]

Source: M. Murenbeeld Associates Inc.

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

WHY GOLD GOES UP
--------------------------------------------------------------------------------

[Line graph depicting 90-day T-Bill less 12 month inflation rate from 1990 through 2001, measured in yield percentage]

[Line graph depicting Gold Price in US dollars from 1990 through 2001, with an arrow indicating prices will rise after 2001]

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

LEVERAGE TO GOLD
--------------------------------------------------------------------------------
[Bar graph depicting:

ESTIMATED INCREASE IN ANNUAL PRE-TAX CASH FLOW FROM US$25 INCREASE IN GOLD PRICE (1),(2) vs. US$ MILLIONS

                                                   Further upside as
                                                   "New Newmont" unwinds
                                                   its hedge book
[U.S. flag]             Newmont PF            162 ----------------> 196
[South African flag]    Gold Fields           90
[Canadian flag]         Placer Dome           36
[Canadian flag]         Barrick/Homestake     25
[South African flag]    AngloGold (3)         8]

Based on analysis of public filings
(1) US$25 per ounce multiplied by unhedged 2001E production
(2) Newmont includes pre-tax cash flow from Normandy and Franco-Nevada. Assumes a gold price increase from US$275 per ounce to US$300 per ounce
(3) Pro forma for the sale of Free State assets; assumes no adjustment to hedge book

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

UPSIDE POTENTIAL
--------------------------------------------------------------------------------

[Bar Graph depicting:
ADJUSTED ENTERPRISE VALUE (1) PER PRODUCTION OUNCE

ABX/HM          $1,356.90
Newmont PF      $1,118.80]

[Bar Graph depicting:
ADJUSTED ENTERPRISE VALUE (1) PER RESERVE OUNCE

ABX/HM            $107.00
Newmont PF         $97.70]

[Bar Graph depicting:
PRICE/LTM CFPS (2)

ABX/HM              11.70x
Newmont PF          10.30x]


Note: Newmont PF includes attributable reserves and production of Franco-Nevada and Echo Bay
(1) Newmont PF reflects the sum of Newmont, Normandy and Franco-Nevada enterprise values as of 9 November 2001 (adjusted enterprise value excludes Franco-Nevada's publicly traded equity interests in Aber Resources and Metallica)
(2) Last twelve months as of 30 September 2001

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]


ALL SHAREHOLDERS BENEFIT FROM THIS COMBINATION
--------------------------------------------------------------------------------



NEWMONT                       FRANCO-NEVADA                NORMANDY

o  Operational and capital    o  22% premium paid on       o  Fair premium paid
   markets scale                 Franco-Nevada shares (1)     on Normandy shares

o  Attractive global assets   o  Tax-free rollover         o  Substantial
   with balanced political                                    trading liquidity
   risk profile

o  Strong capital structure   o  Exchangeables remain      o  Immediate North
                                 Canadian property            American rating

o  Platform for expansion     o  Delivers excellent        o  Improved financial
                                 leverage to gold             flexibility and
                                                              ability to develop
o  Flexibility to optimize    o  Diversification of           and optimize
   project pipeline              asset portfolio              projects




                TOGETHER CREATING THE WORLD'S BEST GOLD COMPANY

(1) Based on closing prices on 13 November 2001

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

CREATING SIGNIFICANT VALUE FOR SHAREHOLDERS
--------------------------------------------------------------------------------

o   #1 in reserves                      \
o   #1 in gold production                \
o   #1 in leverage to gold                \
o   #1 in trading liquidity                \
o   #1 in EBITDA                            \           THE NEW GOLD
o   Balance sheet strength and               \          STANDARD FOR
    financial flexibility                    /            THE 21ST
o   Low cash costs                          /             CENTURY
o   Balanced political risk                /
o   Management strength                   /
o   North American stock                 /
o   "No hedging" philosophy             /

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

SAFE HARBOR STATEMENT
--------------------------------------------------------------------------------

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this presentation are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with their proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's foreign filings may be obtained at http://www.sedar.com.


PARTICIPANTS IN SOLICITATION

Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]


--------------------------------------------------------------------------------




                                    APPENDIX

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

SUMMARY TRANSACTION OVERVIEW
--------------------------------------------------------------------------------

NORMANDY TRANSACTION                    FRANCO-NEVADA TRANSACTION

o  0.0385 NEWMONT SHARES PER NORMANDY   o  0.8000 NEWMONT SHARES OR CANADIAN
   SHARE, PLUS UNCONDITIONAL CASH          EXCHANGEABLES PER FRANCO-NEVADA
   PAYMENT A$0.40                          SHARE

   - Implied offer price per share of      - Implied price of C$28.36 at
     A$1.90 based on closing stock           announcement
     prices and the A$ exchange rate
     on Tuesday, December 7                - Premium of 22% over Franco-Nevada's
                                             market price prior to announcement
   - Premium of 15% (A$0.25 per share)
     over AngloGold's implied offer price  - Franco-Nevada shareholders to own
                                             32% of Newmont pro forma
   - 50.1% minimum acceptance condition
                                           - Exchangeables are tax receieved
   - Normandy shareholders to own 18%        free
     of Newmont pro forma
                                           - Exchangeables to trade on Toronto
   - Newmont to seek listing on ASX          Stock Exchange


           RECOMMENDED AND SUPPORTED BY ALL THREE BOARDS OF DIRECTORS
             19.9% OF NORMANDY SHARES ALREADY COMMITED TO THE BID

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

COMPANY SUMMARY
--------------------------------------------------------------------------------

                            NEWMONT      NORMANDY        FRANCO-NEVADA      NEWMONT PF
                            ----------  -----------   ----------------   -------------
Local currency share price   US$22.25     A$1.44         C$23.20
 (11/13/01)

Diluted shares outstanding     197.0     2,238.2           160.4
(millons)                   ----------  -----------   ----------------

MARKET VALUE OF EQUITY        $4,383     $1,677           $2,326
(US$ IN MILLIONS)
                                                                          --------------
Reserves (MM oz.)               66.3       26.4              4.4 (1)     |    97.1 (1)  |
                                                                         |              |
LTM production (MM oz.)          5.8        2.4              0.3 (1)     |     8.6 (1)  |
                                                                         |              |
LTM cash costs ($/oz.)           179        160              228 (1)     |     175 (1)  |
                                                                         |              |
LTM total costs ($/oz.)          209        224              291 (1)     |     217 (1)  |
                                                                          --------------

<F1>
Sources: Public filings
(1) Reflects proporational 49.5% ownership of Echo Bay

                                                                              22

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]


PRO FORMA CREDIT STATISTICS
--------------------------------------------------------------------------------
U.S. DOLLARS IN MILLIONS

                                                           Normandy (1)        Franco-Nevada (1)
                                          Newmont         (U.S. GAAP)          (U.S. GAAP)              Newmont PF(2)
-----------------------------------------------------------------------------------------------------------------------
Cash and short-term                         $98              $193                  $547                     $380
investments

Total debt                                1,282               672                     0                    2,068
Minority interest                           231                84                     0                      314
Book equity                               1,460               314                   975                    5,389
                                        -------            ------                ------                   ------
Net book capitalization(3)                2,874               876                   428                    7,392
----------------------------------------------------------------------------------------------------------------------
Net debt/net book capitalization            41%               55%                    NM                      23%
----------------------------------------------------------------------------------------------------------------------



(1) Adjusted to conform to U.S. GAAP accounting
(2) Net of transaction adjustments including transaction costs of estimated US$90 mm and payment of A$0.40 per ordinary share to Normandy shareholders; pro forma debt includes mark-to-market adjustment to Normandy debt
(3) Net book capitlization defined as net debt plus minority interest plus book equity plus preferred stock

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]


WHY GOLD IS GOING UP
--------------------------------------------------------------------------------
SUPPLY IS DECREASING

O REDUCED HEDGING AND SHORT SALES COMBINE WITH FLAT MINE PRODUCTION AND STABLE CENTRAL BANK SALES, RESULTING IN REDUCED GOLD SUPPLY

[Bar Graph depicting:

TOTAL SUPPLY                  4,234     4,106     4,154     3,970      3,845
(Tonnes of Gold)

Mine production               2,479     2,538     2,568     2,576      2,604
Old gold scrap                  628     1,097       616       607        652
Implied net disinvestment       297         0         0       316        102
Official sector sales           326       374       464       471        487
Net producer hedging            504        97       506         0          0
--------------------------------------------------------------------------------
                               1997      1998      1999      2000      2001E]


Source: GFMS data

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]


WHY GOLD IS GOING UP (CONT'D)
--------------------------------------------------------------------------------
CONTANGO IS FALLING

O A LOW CONTANGO (LIBOR LESS GOLD LEASE RATE) DISCOURAGES FUTURE PRODUCER HEDGING AND SHORT SALES BY SPECULATORS


LEASE RATES(1), CONTANGO VS. GOLD PRICE

[Line graphs depicting gold lease rate, gold price and Contango.
(US$/oz./date)]



(1) 3-month gold lease rates

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]


WHY GOLD IS GOING UP (CONT'D)
--------------------------------------------------------------------------------
PRODUCER HEDGING IS DECREASING

O   PRODUCERS HAVE BEEN NET BUYERS OF GOLD IN 2000 AND 2001

[Bar graph depicting:

NET PRODUCER HEDGING
(Tonnes of gold)



  135     142     105     475     142     504     97      506    (10)     (30)

--------------------------------------------------------------------------------
 1992    1993    1994    1995    1996    1997    1998    1999    2000    2001F]


Source: GFMS data

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

NORMANDY TRANSACTION SUMMARY
--------------------------------------------------------------------------------

STRUCTURE          o  Newmont will offer to acquire all of the common shares of
                      Normandy through an "off market" bid.

BOARD              o  The Normandy Board recommended the bid subject to their
RECOMMENDATION        fiduciary duties.

OWNERSHIP          o  Normandy shareholders will hold approximately 18% of
                      Newmont upon completion of the Franco-Nevada and Normandy transactions.

CONSIDERATION      o  0.0385 of a Newmont common shares (to be traded as CHESS
                      Depository Interests (CDIs) in Australia) plus A$0.40 per share in cash

BOARD OF NEWMONT   o  Robert J. Champion de Crespigny, Chairman of Normandy, and
                      another member of the board of Normandy will be offered positions on the board of Newmont.

PRINCIPAL          o  Various regulatory approvals in United States and
CONDITIONS            Australia.

                      -  Hart-Scott-Rodino Antitrust Improvements Act.
                      -  Foreign Investment Review Board.
                      -  Australia Securities Investment Commission.

                   o Acceptance by holders of at least 50.1% (calculated on a fully-diluted basis) of the shares of Normandy, including Franco-Nevada's 19.99% stake in Normandy.

                   o Approval by holders of a majority of the outstanding Newmont shares.

                   o Conditions set out in Newmont's announcement of the bid on 14 November 2001, including 50.1% minimum acceptance, with clarifications to the FIRB and public authority interference conditions in response to certain comments of the Austrialian Takeovers Panel.

CALL OPTION        o  Newmont has the right to acquire 446.1 million shares
                      (19.99%) of Normandy held by Franco-Nevada.

SUPPORT            o  In the event of a successful competing offer for Normandy:
AGREEMENTS
                      - Franco-Nevada may ask to tender to that offer, and
                        Newmont may exercise its call right or, if it does not, will receive US$20 million from Franco-Nevada and the arrangements will terminate; and

                      - Shares held by Newmont or Franco-Nevada thereafter will be subject to a two-year restricted period in which they cannot be disposed of without the consent of the other.

BREAK-UP FEES      o  Normandy to pay a break-up fee and reimbursement of
                      expenses of A$38.33 million to Newmont under specified circumstances.

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

FRANCO-NEVADA TRANSACTION SUMMARY
--------------------------------------------------------------------------------


STRUCTURE     o  Newmont will acquire all of the shares of Franco-Nevada pursuant to a Plan of Arrangement recommended by the board of directors of Franco-Nevada (and unanimously by the six outside directors).

OWNERSHIP     o  Franco-Nevada shareholders will hold approximately 32% of
                 Newmont upon completion of the Franco-Nevada and Normandy transactions.

CONSIDERATION o  At the option of the holder of a Franco-Nevada share:

                 - 0.80 of a Canadian Exchangeable Share; or

                 - 0.80 of a Newmont common share.

              o Franco-Nevada options and warrants will be adjusted automatically to entitle the holder to acquire 0.80 Newmont common shares in lieu of each Franco-Nevada common share the holder otherwise would have received on the exercise of the option or warrant.

CANADIAN      o  Each Canadian Exchangeable Share (which may be used to afford
EXCHANGEABLE     Canadian shareholders of Franco-Nevada a roll-over for Canadian
SHARES           tax purposes) will:

                 - Entitle the holder to economic and voting rights substantially the same as one Newmont common share (but in no event will votes relating to all Exchangeable Shares be more than 10% of the votes attaching to Newmont common shares);

                 -  Be exchangeable for one Newmont common share; and

                 - Not be redeemable by the company (except in certain limited circumstances) for seven years.

BOARD AND     o  Seymour Schulich, Chairman and Co-CEO of Franco-Nevada, Pierre
SENIOR           Lassonde, President and Co-CEO of Franco-Nevada and another
MANAGEMENT OF    member of the board of Franco-Nevada will join the board of
NEWMONT          Newmont.

              o  Mr. Lassonde will also be President of Newmont.

              o Mr. Schulich will be the Chairman of Newmont's new merchant banking subsidiary.

PRINCIPAL     o  Various regulatory approvals in Canada and the United States:
CLOSING
CONDITIONS       - Hart-Scott-Rodino Antitrust Improvements Act (U.S.)

                 - Investment Canada.

                 - Competition Act (Canada).

              o Approval of 66 2/3rd % of the votes which are cast by Franco-Nevada's shareholders at the meeting held to approve the Plan of Arrangement.

              o At least 50.1% (calculated on a fully-diluted basis) of the shares of Normandy, including Franco-Nevada's 19.99% stake in Normandy, being acquired by Newmont.

              o Approval by holders of a majority of the outstanding Newmont shares.

              o  Court approval of arrangement.

              o  Other standard and customary conditions.

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

FRANCO-NEVADA TRANSACTION SUMMARY (CONT'D)
--------------------------------------------------------------------------------

LOCK-UP AND   o  Franco-Nevada's Co-CEOs have agreed to support the transaction.
SUPPORT

ESCROW        o  Franco-Nevada's Co-CEOs have agreed to a three year escrow of
AGREEMENTS       the shares received by them: to be released 30% on closing, 60%
                 on first anniversary, 80% on second anniversary and 100% on third anniversary.

BREAK-UP      o  Franco-Nevada to pay Newmont aggregate break-up fees of US$100
FEES             million in certain circumstances.

              o Newmont to pay Franco-Nevada US$10 million expense reimbursement if Newmont shareholders vote down.

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD LOGO]
[NORMANDY MINING LIMITED LOGO]

ACQUISITION VALUE
--------------------------------------------------------------------------------

IN ITS ACQUITION OF NORMANDY, NEWMONT IS PAYING LESS PER RESERVE OUNCE THAN BARRICK PAID IN ITS RECENT ACQUISITION OF HOMESTAKE

[Bar Graph depicting:

ACQUISITION VALUE PER RESERVE OUNCE (US$) vs. ACQUISITION VALUE PER RESERVE
OUNCE

Barrick/Homestake (Adjusted) (1)       116
Barrick/Homestake (2)                   99
Newmont/Normandy ($300/oz. Gold) (3)    85]

(1) Homestake reserves include the reported reserves for Cowal of 2.5 million oz.; subracts 3.3 million oz. in reserves to account for the reclassification of Veladero reserves to mineralisation
(2) Homestake reserves include the reported reserves for Cowal of 2.5 million oz.
(3) Normandy reserves are based on the Grant Samuel report